SONO·TEK Corporation | 2022 Annual Report


MICROELECTRONICS
MEDICAL DEVICES
CLEAN ENERGY
GSCL2W
SONO TEK
SONO·TEK
SONO TEK

Ultrasonic Coating Technology for Global Manufacturing Solutions

Sono-Tek is the world leader in ultrasonic coating solutions for depositing thin film layers of liquid chemistries onto materials used in manufacturing, primarily for the electronics/microelectronics, precision medical devices, and clean energy sectors. Our coating systems are used in the creation of a variety of groundbreaking and industry driving technologies, addressing increasing global demand and rapidly evolving needs.








+0.06 $157.01
AAPL
Nasdaq100
0.35%
+0.54 $154.19
SBUX
Nasdaq100
0.19%
-0.22 $117.14
AMZN
Nasdaq100
0.31%
+10.62 $3,473.74
PYPL
Nasdaq100
1.21%
+3.46 $288.99
AVGO
Nasdaq100
+5.82
SONO·TEK
Ultrasonic Coating Solutions
Nasdaq
SONO·TEK
Ultrasonic Coating Solutions

NASDAQ BELL RINGING CEREMONY

Sono-Tek celebrated joining the Nasdaq Exchange in 2021, trading under the symbol SOTK. (Photo courtesy Nasdaq Inc.)


Cash, Cash Equivalents & Marketable Securities
$ in Millions
12
10
8
6
4
2
0
$4.9
$6.4
$5.5
$7.9
$8.7
$10.7
FY2017
FY2018
FY2019
FY2020
FY2021
FY2022


Stockholders' Equity
$ in Millions
16
14
12
10
8
6
4
2
0
$7.9
$8.4
$8.6
$9.8
$11.0
$13.7
FY2017
FY2018
FY2019
FY2020
FY2021
FY2022


Total Debt
$ in Millions
1.4
1.2
1
0.8
0.6
0.4
0.2
0
$1.2
$1.0
$0.9
$0.7
$0.0*
$0.0
FY2017
FY2018
FY2019
FY2020
FY2021
FY2022

*Does not include $1M PPP loan, forgiven in Q1 FY2022

The charts above demonstrate the success that Sono-Tek has had in its strategy of diversification of markets, products and geography. This has led to the development of an expanded line of ultrasonic coating products and systems that no other company can match, and which creates future growth opportunities. Over the years we have created a substantial barrier to competition by virtue of our very strong technology leadership, which we apply to win and retain customers. This has proven to be a significant differentiator for our investment value.


SONO•TEK

Founded in 1975, Sono-Tek Corporation designs and manufactures ultrasonic coating systems that apply precise, thin-film coatings to a multitude of products for the microelectronics/electronics, medical, alternative energy, and industrial markets, including specialized glass applications for lenses and electronic device surfaces. Our recent growth has been driven by the sale of larger, more complex, and higher value systems that uniquely help our customers win orders while strengthening their bond with us.

Our environmentally-friendly ultrasonic spray systems provide high performance functional coatings, with dramatic reductions in overspray, savings in raw materials, water and energy usage, improved process repeatability, transfer efficiency, high uniformity and reduced emissions.

Sono-Tek's founder was the inventor of the ultrasonic nozzle and we remain ***the leader in the industry****.*

Dear Shareholders,

Sono-Tek's fiscal year 2022, ended February 28, 2022, saw a welcome return to our previous pre-COVID track of growth in revenues. We achieved this even though there were still travel restrictions in various countries where we sell equipment, and in spite of the continuing reduction in trade shows where we normally engage with new and existing customers. Clearly, both we and our customers successfully developed ways to establish and continue our business relationships with a mix of onsite and virtual engagements. And, the reduced travel even decreased our travel expenditures resulting in additional income this year.

We achieved a significant milestone this year when we were approved for listing on Nasdaq in August of 2021. The result of this uplisting has been much greater trading volume and liquidity for our shareholders, as additional investors discovered our business and its strengths. Specifically, we have a strong balance sheet with ample cash reserves and no debt, combined with multiple growth opportunities in key global markets. These include microelectronics and semiconductors, medical devices and diagnostics, and clean energy applications such as fuel cells and carbon capture applications. We provide our end customers with thin film coating equipment that has become critical to these applications, and we work closely with them to create successes in their production facilities. Our ability to create and provide these complex applications has become a key differentiator in our markets, and as these grow so does our business at the same time.

Five-Year Performance Highlights Fiscal Calendar: March 1st - February 28th

($ in thousands, except employee and per share data)	FY2022	FY2021	FY2020	FY2019	FY2018
Net Sales	**$ 17,133**	$14,833	$15,355	$11,610	$11,008
Gross Profit	**$ 8,613**	$ 6,997	$ 7,313	$ 5,249	$ 5,296
Gross Margin	***50.3%***	*47.2%*	*47.6%*	*45.2%*	*48.1%*
Selling, General and Administrative Expense	**$ 4,994**	$ 4,012	$ 4,770	$ 3,841	$ 3,635
% of Sales	***29.1%***	*27.0%*	*31.1%*	*33.1%*	*33.0%*
Research and Product Development Expense	**$ 1,730**	$ 1,645	$ 1,428	$ 1,325	$ 1,280
% of Sales	***10.1%***	*11.1%*	*9.3%*	*11.4%*	*11.6%*
Operating Income	**$ 1,889**	$ 1,340	$ 1,115	$ 82	$ 382
Operating Margin	***11.0%***	*9.0%*	*7.3%*	*0.7%*	*3.5%*
Net Income	**$ 2,543**	$ 1,121	$ 1,107	$ 162	$ 368
Diluted Earnings Per Share	**$ 0.16**	$ 0.07	$ 0.07	$ 0.01	$ 0.02
Weighted Average Shares Outstanding - Diluted	**15,623**	15,672	15,359	15,219	15,095
Year End Financial Position					
Cash, Cash Equivalents and Investments	**$ 10,709**	$ 8,648	$ 7,879	$ 5,510	$ 6,422
Total Assets	**$ 17,626**	$16,423	$14,743	$12,200	$11,779
Total Debt (Long Term)	**$ 0**	$ 1,002*	$ 708	$ 871	$ 1,027
Stockholders' Equity	**$ 13,741**	$10,951	$ 9,782	$ 8,585	$ 8,392
Book Value Per Share	**$ 0.88**	$ 0.71	$ 0.64	$ 0.56	$ 0.56
Other Year End Data					
Depreciation and Amortization	**$ 436**	$ 463	$ 407	$ 332	$ 400
Capital Expenditures	**$ 327**	$ 344	$ 722	$ 547	$ 189
Number of Full-Time Employees	**67**	69	76	68	64

**Includes PPP loan, forgiven in Q1 FY2022*

Sales, Income, and Our Balance Sheet

As COVID became more of a "fact of life", with the availability of vaccines and greater awareness of ways to minimize risks, we experienced a significant increase in revenues and income. We finished the year with $17.1 million in revenue, up 15.5% over last year and the highest revenue in our history. Our operating income increased to $1.9 million compared to $1.3 million the previous year, another record achievement. As a result, our balance sheet showed a very strong improvement as cash and cash equivalents increased to $10.7 million compared to $8.7 million last year, combined with zero debt. It has been an excellent result and we appreciate the many contributions of our team over the past year to make it happen.

Some of the highlights that drove our sales results this past year include the shipment of a major Semiconductor fabrication application using our 6-axis robotic platform, a rapidly growing customer base for therapeutic and diagnostic Medical Coating equipment, and strong growth in providing advanced membrane coating equipment for the Clean Energy market, including carbon capture applications. As our coating capabilities are increasingly recognized to fit many of the demands of next generation thin films, we expect to see continued successes in widening the reach of our ultrasonic technology for newer applications.

Additional details of sales by product, market segment, and geography, plus a multi-year financial comparison are shown in the charts and tables set forth in our "Management's Discussion and Analysis of Financial Condition and Results of Operations". Our key markets, microelectronics applications, medical devices and alternative energy applications, all recorded increased demand for our equipment. In our geographical markets, demand was up in the U.S. and Canada, EMEA (Europe, the Middle East, and Africa) as well as the APAC (Asia Pacific) region. In turn, this growth produced strong demand for our multi-axis coating systems, (3-dimension motion coating and 6-dimension robotic arm coating equipment). We foresee continued demand in these key markets based on the semiconductor chip shortages and developments to extend Moore's law, the demand for global medical testing and implantable devices, and the tilt towards clean energy such as fuel cells and hydrogen generation, combined with developmental projects to capture carbon from the atmosphere.

We expect continued strong demand for our products as the world recovers from the past year of COVID. We are also planning for another record year as well, supported by our backlog, which increased by 38% over last year end. Needless to say, we are both excited and gratified to see the continuing acceptance and adoption of our unique ultrasonic thin film coating technology. We look forward to the future with both confidence and optimism at Sono-Tek.

Sincerely,

Christopher L. Coccio, PhD
Chairman and Chief Executive Officer

R. Stephen Harshbarger
President and Chief Operating Officer

Our strong and cohesive team has survived and thrived during COVID and has now returned to work together in our facility, resulting in record sales and income this fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, news releases, and other written and oral statements. These "forward-looking statements' are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations and could cause actual results to differ materially. These factors include, among other considerations, general economic and business conditions, including inflationary pressures; political, regulatory, tax, competitive and technological developments affecting our operations or the demand for our products; the duration and scope of the COVID-19 pandemic; the extent and duration of the pandemic's adverse effect on economic and social activity, consumer confidence, discretionary spending and preferences, labor and healthcare costs, and unemployment rates, any of which may reduce demand for some of our products and impair the ability of those with whom we do business to satisfy their obligations to us; our ability to sell and provide our services and products, including as a result of continued pandemic related travel restrictions, mandatory business closures, and stay-at home or similar orders; any temporary reduction in our workforce, closures of our offices and facilities and our ability to adequately staff and maintain our operations resulting from the pandemic; the ability of our customers and suppliers to continue their operations as result of the pandemic, which could result in terminations of contracts, losses of revenue; and further adverse effects to our supply chain; maintenance of increased order backlog, including effects of any COVID-19 related cancellations; the imposition of tariffs; the continued strong sales of the multi-axis coatings systems; timely development and market acceptance of new products and continued customer validation of our coating technologies; adequacy of financing; capacity additions, the ability to enforce patents; maintenance of operating leverage; maintenance of increased order backlog; consummation of order proposals; completion of large orders on schedule and on budget; continued sales growth in the clean energy, diagnostic test and next generation semiconductor chip manufacturing markets; successful implementation of initiatives advanced energy, medical device applications and next generation high precision semiconductor coating applications; successful transition from primarily selling ultrasonic nozzles and components to a more complex business providing complete machine solutions and higher value subsystems; and realization of quarterly and annual revenues within the forecasted range of sales guidance. We undertake no obligation to update any forward-looking statement.

Highlights

Highlights for fiscal 2022 include:

- Net sales for fiscal 2022 increased 16%, from $14.8M to $17.1 million, Sono-Tek's highest revenue ever.
- Gross profit margin for fiscal 2022 increased to 50.3% compared to 47.2% in fiscal 2021, driven by the strength in sales, increased efficiencies, and a favorable product mix.
- Operating profit for fiscal 2022 increased 41.0% to $1.9M compared to $1.3M in fiscal 2021, due to less than expected increases in costs associated with sales related travel and trade shows resulting from lingering COVID restrictions.
- Backlog at February 28, 2022 was $5.3M compared to the backlog at February 28, 2021 of $3.8M, an increase of 38%. This growth is attributed to the Company's strategy for product line and system sales expansion with further customization and automation, which delivers increased value to our customer, and higher average selling prices to Sono-Tek.
- Operating activities generated an increase of $2.3M in cash, cash equivalents and short-term investments which climbed to $10.7M on February 28, 2022 from $8.6M on February 28, 2021.
- Sono-Tek was approved for listing on the Nasdaq Capital Market, which was completed in August 2021. This uplisting from our previous OTCQX platform brought both increased liquidity and a higher appreciation of SOTK's inherent value in the months since, as we became visible to a wider number of investment entities.
- We applied for forgiveness of our Payroll Protection Program funding and our forgiveness application was approved in April 2021.

Market and Geographic Diversity

We have invested significant resources to enhance our market diversity. By leveraging our core ultrasonic coating technology, we've expanded our portfolio of products, the industries we serve, and the countries in which we sell our products.

Today, we serve five industries: microelectronics/electronics, medical, alternative energy, industrial markets and emerging research and development and other.

We are a geographically diverse company with a presence either directly or through distributors and trade representatives in the United States and Canada, EMEA (Europe, Middle East and Africa), APAC (Asia Pacific) and Latin America (including Mexico). In fiscal 2022, approximately 68% of sales originated outside of the United States and Canada.

We have an established infrastructure of application process development laboratories located at our distributor sites in Japan, China, Germany, Taiwan, Korea and our home office in New York, USA. These laboratories are equipped with Sono-Tek systems and technical personnel to conduct customer demonstrations and process development for new coating applications that our customers bring to us. Our engineering, service and sales teams all continue to grow as we expand our addressable markets and enhance our product line to include larger more sophisticated machinery and systems with increased capabilities.

We believe that the new products we have introduced, the new markets we have penetrated, and the expanded regions in which we now sell our products, are a strong foundation for our future sales growth and enhanced profitability.

Results of Operations

Sales and Gross Profit:

	Fiscal Year Ended		Change	
	February 28, 2022	February 28, 2021	$	%
Net Sales	$17,133,000	$14,833,000	$2,300,000	16%
Cost of Goods Sold	8,520,000	7,836,000	684,000	9%
Gross Profit	$ 8,613,000	$ 6,997,000	$1,616,000	23%
Gross Profit %	50.3%	47.2%		

Throughout the COVID-19 pandemic, Sono-Tek has been successful offering virtual, in person, and a hybrid mix of both virtual and in person, customer interactions. Our strong digital connections made this a smooth transition for our customer base and allowed us to remain highly flexible to support the worldwide demand for the full system solutions we provide, and to effectively reach our customers anywhere in the world. Sono-Tek's ability to rapidly adapt to these changing conditions, and the strong demand for our products in the markets we serve, resulted in 16% revenue growth for fiscal 2022.

Gross profit increased $1,616,000, or 23% to $8,613,000 for fiscal 2022 compared with $6,997,000 in fiscal 2021. Gross profit margin increased by 310 basis points, reaching 50.3% for fiscal 2022, compared to 47.2% for fiscal 2021. The improvement in the gross profit margin is due to increased sales and a sales mix with higher sales margins combined with lower than expected warranty and installation costs.

In fiscal 2022, our sales include approximately $4,130,000 for orders that were delivered to two customers.

Product Sales:

	Twelve Months Ended				Change	
	February 28, 2022	% of Total	February 28, 2021	% of total	$	%
Fluxing Systems	$ 691,000	4%	$ 798,000	5%	$ (107,000)	(13%)
Integrated Coating Systems	1,182,000	7%	4,219,000	28%	(3,037,000)	(72%)
Multi-Axis Coating Systems	9,912,000	58%	5,614,000	38%	4,298,000	77%
OEM Systems	2,381,000	14%	1,582,000	11%	799,000	51%
Other	2,967,000	17%	2,620,000	18%	347,000	13%
TOTAL	$17,133,000		$14,833,000		$2,300,000	16%

Multi-Axis coating systems showed 77% growth due to a significant shipment of a six-axis robot machine sold to the Semiconductor industry for over $1,700,000, and strong sales of machines used in the clean energy sector and medical diagnostic markets, both of which use highly sophisticated multi-axis platforms. OEM sales also generated excellent growth in fiscal 2022 increasing by 51% when compared to fiscal 2021. This was a result of several new OEM relationships gaining momentum to incorporate Sono-Tek OEM packages into their new product designs. Integrated coating systems saw a decline of 72%, which was greatly impacted by a large textile machine sold in fiscal 2021, which did not repeat in fiscal 2022.

Market Sales:

	Twelve Months Ended				Change	
	February 28, 2022	% of Total	February 28, 2021	% of total	$	%
Electronics/Microelectronics	$ 7,134,000	42%	$ 5,997,000	40%	$1,137,000	19%
Medical	4,338,000	25%	3,369,000	23%	969,000	29%
Alternative Energy	3,688,000	22%	2,144,000	15%	1,544,000	72%
Emerging R&D and Other	918,000	5%	1,055,000	7%	(137,000)	(13%)
Industrial	1,055,000	6%	2,268,000	15%	(1,213,000)	(53%
TOTAL	$17,133,000		$14,833,000		$2,300,000	16%

The Alternative Energy market delivered 72% growth, due to strong investments from governments and private industries focused on the clean energy sector, and the goal for a net zero carbon society. These clean energy customers use Sono-Tek machinery to create catalyst coated membranes used in fuel cells, carbon capture, and hydrogen generation applications. The medical market grew to $4,338,000, an increase of 29%, primarily driven by strong sales to China for customized medical device solutions and a significant new North America based customer in the dental device industry. The electronics market grew by 19%, which was driven by a significant sale of a six-axis robot into the semiconductor market. The industrial market saw a 53% dip due to a large fiscal 2021 shipment in the textile market, that did not repeat in fiscal 2022.

Geographic Sales:

	Twelve Months Ended		Change	
	February 28, 2022	February 28, 2021	$	%
U.S. & Canada	$ 5,480,000	$ 5,155,000	$ 325,000	6%
Asia Pacific (APAC)	5,301,000	4,171,000	1,130,000	27%
Europe, Middle East, Asia (EMEA)	5,255,000	4,287,000	968,000	23%
Latin America	1,097,000	1,220,000	(123,000)	(10%)
TOTAL	$17,133,000	$14,833,000	$2,300,000	16%

In fiscal 2022, approximately 68% of sales originated outside of the United States and Canada. This compares with 65% in fiscal 2021. The increased sales to our international customer base are a result of many overseas customers bringing manufacturing operations back online, with fewer COVID-19 restrictions. South Korea contributed significantly to increased APAC sales, led by solid growth for Sono-Tek machines used in the clean energy sector.

Operating Expenses:

	Twelve Months Ended		Change	
	February 28, 2022	February 28, 2021	$	%
Research and product development	$ 1,730,000	$ 1,645,000	$ 85,000	5%
Marketing and selling	3,367,000	2,790,000	577,000	21%
General and administrative	1,626,000	1,222,000	404,000	33%
Total Operating Expenses	$ 6,723,000	$ 5,657,000	$1,066,000	19%

Research and Product Development:

Research and product development costs increased $85,000 to $1,730,000 for fiscal 2022 due to increased salaries and related costs.

Marketing and Selling:

Marketing and selling costs increased $577,000 to $3,367,000 for fiscal 2022 due to increases in salaries, commissions, travel and trade show expenses.

During fiscal 2022, we expended approximately $974,000 for commissions as compared with $621,000 for the prior fiscal year, an increase of $353,000. The increase in commission expense is due to an increase in international sales being generated by our external distributors, which are commissioned at a higher rate than our in-house sales team.

During fiscal 2022, we expended approximately $70,000 for travel and trade show expense compared with $9,000 for the prior fiscal year, an increase of $61,000. We anticipate that travel and trade show expenses will increase when sales and marketing activities re open when COVID-19 conditions improve.

General and Administrative:

General and Administrative costs increased $404,000 to $1,626,000 for fiscal 2022 due to increases in professional fees, corporate expenses, and stock-based compensation expense. In fiscal 2022 stock based compensation expense increased $131,000 to $179,000 compared with $48,000 in fiscal 2021.

In fiscal 2022 professional fees expense increased $112,000 to $237,000 compared with $125,000 in fiscal 2021. In fiscal 2022 corporate expense increased $129,000 to $347,000 compared with $218,000 in fiscal 2021. In August 2021, our stock was approved for listing on the Nasdaq Capital Market. The expenses associated with obtaining the Nasdaq listing are primarily responsible for the increases in professional fees and corporate expenses in fiscal 2022. In the current fiscal year, we expensed $88,000 in application and entry fees related to procuring our Nasdaq listing.

Operating Income:

Our operating income increased $549,000 or 41%, to $1,889,000 in fiscal 2022 compared with $1,340,000 for the prior fiscal year. Growth in revenue and gross profit were key factors in the improvement of operating income in fiscal 2022. Operating margin for fiscal 2022 increased to 11% compared with 9% in the prior fiscal year. As a percentage of net sales, operating expenses increased 100 basis points to 39% in fiscal 2022 compared with 38% in fiscal 2021. As COVID-19 conditions improve, many of these costs are expected to increase when sales and marketing related activities reopen for travel and trade shows.

Interest and Dividend Income:

Interest and dividend income decreased $14,000 to $9,000 for fiscal 2022 as compared with $23,000 for the prior fiscal year. The decrease in interest and dividend income is due to the reallocation of our investments into US Treasury securities and certificates of deposit. Our present investment policy is to invest excess cash in highly liquid, low risk US Treasury securities and certificates of deposit. At February 28, 2022, the majority of our holdings are rated at or above investment grade.

Income Tax Expense:

We recorded income tax expense of $362,000 for fiscal 2022 compared with $227,000 for the prior fiscal year. The increase in income tax expense in fiscal 2022 is due to the current period's increase in operating profit.

Net Income:

Net income increased by $1,422,000 or 127%, to $2,543,000 for fiscal 2022 compared with $1,121,000 for the prior fiscal year. The increase in net income in fiscal 2022 is a result of an increase in operating income combined with the PPP Loan forgiveness offset by an increase in income taxes.

Impact of COVID-19

In December 2019, the COVID-19 outbreak occurred in China and has since spread to other parts of the world. On March 11, 2020, the World Health Organization declared COVID-19 to be a global pandemic and recommended containment and mitigation measures. On March 13, 2020, the United States declared a national emergency concerning the outbreak. Along with these declarations, extraordinary and wide-ranging actions have been taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions across the United States and the world. These actions include quarantines, social distancing and "stay-at-home" orders, travel restrictions, mandatory business closures and other mandates that have substantially restricted individuals' daily activities and curtailed or ceased many businesses' normal operations.

In response to the pandemic and these actions, we began implementing changes in our business in March 2020 to protect our employees and customers. These changes include adjusting our policies on social distancing, flexing our workforce hours, enhanced cleaning and sanitary procedures, limiting travel when appropriate, and restricting access of non-employees to our facility when necessary. These policies continue to be modified and adjusted dependent upon government regulations and CDC guidelines.

While these measures are necessary and appropriate, they may result in additional costs and may adversely impact our business and financial performance. As our response to the pandemic evolves, we may incur additional costs and will potentially experience adverse impacts to our business, each of which may be significant. In addition, an extended period of remote work arrangements could impair our ability to effectively manage our business, and introduce additional operational risks, including, but not limited to, cybersecurity risks and increased vulnerability to security breaches, cyber-attacks, computer viruses, ransomware, or other similar events and intrusions. We may experience, decreases in demand and customer orders for our products in all sales channels, as well as temporary disruptions and closures of our facilities due to decreased demand and government mandates.

COVID-19 has also impacted various aspects of the supply chain as our suppliers experience similar business disruptions due to operating restrictions from government mandates. We continue to monitor procurement of raw materials and components used in the manufacturing, distribution and sale of our products, but continued disruptions in the supply chain due to COVID-19 may cause difficulty in sourcing materials or unexpected shortages or delays in delivery of raw materials and components, and may result in increased costs in our supply chain.

We have implemented plans to reduce spending in certain areas of our business, including reductions or delays in capital expenditures, reduced trade show participation costs, reduced travel expenditures and may need to take additional actions to reduce spending in the future.

We are closely monitoring and assessing the impact of the pandemic on our business. The extent of the impact on our results of operations, cash flow, liquidity, and financial performance, as well as our ability to execute near- and long-term business strategies and initiatives, will depend on numerous evolving factors and future developments, which are highly uncertain and cannot be reasonably predicted.

Given the inherent uncertainty surrounding COVID-19, the pandemic may continue to have an adverse impact on our business in the near term. Should these conditions persist for a prolonged period, the COVID-19 pandemic, including any of the above factors and others that are currently unknown, may have a material adverse effect on our business, results of operations, cash flow, liquidity, and financial condition.

Liquidity and Capital Resources

Working Capital – Our working capital increased $1,880,000 to $10,782,000 at February 28, 2022 from $8,902,000 at February 28, 2021. The increase in working capital was primarily the result of the current period's net income and non-cash charges partially offset by purchases of equipment and repayment of long-term debt.

We aggregate cash and cash equivalents and marketable securities in managing our balance sheet and liquidity. For purposes of the following analysis, the total is referred to as "Cash." At February 28, 2022 and February 28, 2021, our working capital included:

	February 28, 2022	February 28, 2021	Cash Increase
Cash and cash equivalents	$ 4,841,000	$ 4,084,000	$ 757,000
Marketable securities	5,868,000	4,564,000	1,304,000
Total	$10,709,000	$ 8,648,000	$ 2,061,000

The following table summarizes the accounts and the major reasons for the $2,061,000 increase in "Cash":

	Impact on Cash	Reason
Net income, adjusted for non-cash items	$ 2,177,000	To reconcile increase in cash.
Accounts receivable decrease	665,000	Timing of cash receipts.
Inventories decrease	195,000	Increased sales.
Accounts payable and accrued expenses decrease	(553,000)	Timing of disbursements.
Prepaid and Other Assets increase	(172,000)	Increased prepaid expenses and deposits.
Equipment purchases	(327,000)	Equipment and facilities upgrade.
Other - net	76,000	Timing of disbursements.
Net increase in cash	$ 2,061,000	

Stockholders' Equity - Stockholders' equity increased $2,790,000 from $10,951,000 at February 28, 2021 to $13,741,000 at February 28, 2022. The increase was a result of the current year's net income of $2,543,000, proceeds from the exercise of stock options of $68,000 and $179,000 in additional equity related to stock-based compensation awards. The details of stock-based compensation are explained in Note 4 in our financial statements.

Operating Activities – We generated $2,319,000 of cash in our operating activities in fiscal 2022 compared with generating $725,000 in fiscal 2021. The increase in cash generated by operating activities was mostly the result of a decrease accounts receivable and inventories. These sources of cash were partially offset by decreases in accounts payable and accrued expenses and an increase in prepaid and other assets.

Investing Activities – In fiscal 2022, we used $1,631,000 in our investing activities compared with their using $595,000 of cash in fiscal 2021. Capital spending in fiscal 2022 was $327,000 for the purchase or manufacture of equipment, furnishings and leasehold improvements and patent costs. This compares with $344,000 for the purchase of equipment and furnishings in fiscal 2021.

In fiscal 2022, we used $1,304,000 of cash compared with using $344,000 for the purchase of marketable securities in fiscal 2021.

In fiscal 2021 we received $100,000 in grant proceeds from the utility which provides our electricity as a result of our completion of certain energy efficiency related improvements.

Financing Activities – In fiscal years 2022 and 2021, we used $0 and $708,000 in cash, respectively, for the principal payments on our mortgage.

In fiscal 2021, we borrowed $1,001,640 from a bank under the Paycheck Protection Program.

In fiscal 2022, we received $69,000 from the exercise of stock options.

Bank Credit Facilities:

We currently have a revolving credit line of $1,500,000 and a $750,000 equipment purchase facility, both of which are with a bank. The revolving credit line is collateralized by the Company's accounts receivable and inventory. The revolving line of credit is payable on demand and must be retired for a 30-day period, once annually. As of February 28, 2022, there were no outstanding borrowings under the line of credit.

As of February 28, 2022, $5,000 of the Company's credit line was being utilized to collateralize a letter of credit issued to a customer that has remitted a cash deposit to the Company on an existing order. The unused portion of the credit line was $1,495,000 as of February 28, 2022. The letter of credit expires in fiscal year 2023.

Paycheck Protection Program Loan Forgiveness:

During fiscal 2021, we entered into a loan transaction pursuant to which we received proceeds of $1,001,640 (the "PPP Loan") under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying companies and is administered by the U.S. Small Business Administration (the "SBA").

The Company applied for forgiveness of the PPP Loan in December 2020. On April 1, 2021, the Company received notice from the Bank that the Bank had received confirmation from the SBA that the application for forgiveness of the PPP Loan had been approved. The loan forgiveness request in the amount of $1,001,640 was applied to the Company's entire outstanding PPP Loan balance with the Bank.

During fiscal 2022, the Company recorded a gain on the forgiveness of the PPP Loan and accrued interest in the amount of $1,005,372. The gain on the forgiveness of the PPP Loan is a non-taxable event.

Off - Balance Sheet Arrangements

We do not have any Off - Balance Sheet Arrangements as of February 28, 2022.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and may potentially result in materially different results under different assumptions and conditions. As of February 28, 2022, management believes that there are no critical accounting policies applicable to the Company that are reflective of significant judgments and or uncertainties.

Accounting for Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. We use a recognition threshold and a measurement attribute for financial statement recognition and measurement tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of February 28, 2022 and February 28, 2021, there were no uncertain tax provisions.

Stock-Based Compensation

The computation of the expense associated with stock-based compensation requires the use of a valuation model. ASC 718 is a complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. ASC 718 requires the recognition of the fair value of stock compensation in net income.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services.

Impact of New Accounting Pronouncements

Accounting pronouncements issued but not yet effective have been deemed to be not applicable or the adoption of such accounting pronouncements is not expected to have a material impact on the financial statements of the Company.

In June 2016, the FASB issued ASU 2016-13 - Financial Instruments-Credit Losses-Measurement of Credit Losses on Financial Instruments. Codification Improvements to Topic 326, Financial Instruments – Credit Losses, have been released in November 2018 (2018-19), November 2019 (2019-10 and 2019-11) and a January 2020 Update (2020-02) that provided additional guidance on this Topic. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For SEC filers meeting certain criteria, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For SEC filers that meet the criteria of a smaller reporting company (including this Company) and for non-SEC registrant public companies and other organizations, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently in the process of its analysis of the impact of this guidance on its consolidated financial statements and does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial statements.

Other than Accounting Standards Update ("ASU") ASU 2016-13 discussed above, all new accounting pronouncements issued but not yet effective have been deemed to be not applicable to the Company. Hence, the adoption of these new accounting pronouncements, once effective, is not expected to have an impact on the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Sono-Tek Corporation

Opinion on the Financial Statements update

We have audited the accompanying consolidated balance sheets of Sono-Tek Corporation (the “Company”) as of February 28, 2022 and 2021, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

Critical Audit Matter Description	As discussed in Notes 2 and 3 to the financial statements, the Company recognizes revenue when the customer obtains control of promised goods or services in an amount that reflects the consideration they expect to receive in exchange for those goods or services. The Company's product and service offerings are customized to meet specific customer needs. There is significant judgment exercised by the Company in determining revenue recognition which includes (i) determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together (ii) the pattern of delivery (i.e. timing of when revenue is recognized) for each distinct performance obligation (iii) identification and treatment of agreed upon customer terms that may impact the timing and amount of revenue recognized.
How We Addressed the Matter in Our Audit	To test the accounting we evaluated management's significant accounting policies related to these customer agreements for reasonableness included in Note 3. We selected a sample of customer agreements and performed the following procedures (i) Obtained and read source documents for each selection (ii) tested management's identification and treatment of agreed upon terms (iii) assessed the terms in the customer agreement and evaluated the appropriateness of management's application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions (iv) we evaluated the reasonableness of management's determination of the performance obligation (v) we tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements



We have served as the Company's auditor since 2020.

East Hanover, New Jersey

May 24, 2022

SONO-TEK CORPORATION

CONSOLIDATED BALANCE SHEETS

	February 28, 2022	February 28, 2021
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 4,840,558	$ 4,084,078
Marketable securities	5,867,990	4,563,470
Accounts receivable (less allowance of $56,123)	1,092,505	1,757,802
Inventories, net	2,373,242	2,611,106
Prepaid expenses and other current assets	323,304	151,316
Total current assets	14,497,599	13,167,772
Land	250,000	250,000
Buildings, net	1,621,878	1,575,135
Equipment, furnishings and leasehold improvements, net	939,306	1,075,190
Intangible assets, net	76,015	95,456
Deferred tax asset	240,736	259,838
TOTAL ASSETS	$17,625,534	$16,423,391
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 684,511	$ 1,294,483
Accrued expenses	1,804,028	1,750,916
Customer deposits	1,167,968	1,166,541
Income taxes payable	58,874	53,567
Total current liabilities	3,715,381	4,265,507
Deferred tax liability	168,840	205,562
Long term debt, less current maturities	—	1,001,640
Total Liabilities	3,884,221	5,472,709
Commitments and Contingencies (Note 13)		
Stockholders' Equity		
Common stock, $.01 par value; 25,000,000 shares authorized, 15,729,175 and 15,452,656 issued and outstanding as February 28, 2022, and 2021, respectively	157,292	154,527
Additional paid-in capital	9,310,287	9,064,994
Accumulated earnings	4,273,734	1,731,161
Total stockholders' equity	13,741,313	10,950,682
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,625,534	$16,423,391

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended	
	February 28, 2022	February 28, 2021
Net Sales	$17,132,710	$14,832,877
Cost of Goods Sold	8,520,156	7,835,837
Gross Profit	8,612,554	6,997,040
Operating Expenses		
Research and product development	1,729,509	1,644,598
Marketing and selling	3,367,403	2,789,880
General and administrative	1,626,306	1,222,101
Total Operating Expenses	6,723,218	5,656,579
Operating Income	1,889,336	1,340,461
Other Income (Expense):		
Interest Expense	—	(39,843)
Interest and Dividend Income	9,496	22,558
Other Income	—	24,691
Paycheck Protection Program Loan Forgiveness	1,005,372	—
Income before Income Taxes	2,904,204	1,347,867
Income Tax Expense	361,631	227,225
Net Income	$ 2,542,573	$ 1,120,642
Basic Earnings Per Share	$ 0.16	$ 0.07
Diluted Earnings Per Share	$ 0.16	$ 0.07
Weighted Average Shares – Basic	15,586,404	15,428,411
Weighted Average Shares – Diluted	15,623,485	15,672,253

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY YEARS ENDED FEBRUARY 28, 2022 AND 2021

	Common Stock Par Value $.01				
	Shares	Amount	Additional Paid – In Capital	Accumulated Earnings	Total Stockholders' Equity
Balance - February 29, 2020	15,348,180	$153,482	$ 9,018,406	$ 610,519	$ 9,782,407
Stock based compensation expense			47,633		47,633
Cashless exercise of stock options	104,476	1,045	(1,045)		—
Net Income				1,120,642	1,120,642
Balance - February 28, 2021	15,452,656	$154,527	$ 9,064,994	$ 1,731,161	$10,950,682
Stock based compensation expense			179,283		179,283
Cashless exercise of stock options	249,019	2,490	(2,490)		—
Proceeds from exercise of stock options	27,500	275	68,500		68,775
Net Income				2,542,573	2,542,573
Balance - February 28, 2022	15,729,175	$157,292	$ 9,310,287	$ 4,273,734	$13,741,313

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended	
	February 28, 2022	February 28, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 2,542,573	$ 1,120,642
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	435,525	463,076
Stock based compensation expense	179,283	47,633
Inventory reserve	43,381	91,000
Paycheck Protection Program Loan Forgiveness	(1,005,372)	—
Deferred tax expense	(17,620)	(129,723)
(Increase) Decrease in:		
Accounts receivable	665,297	(828,100)
Inventories	194,483	(305,790)
Prepaid expenses and other assets	(171,988)	2,382
(Decrease) Increase in:		
Accounts payable and accrued expenses	(553,129)	763,269
Customer deposits	1,427	(482,149)
Income taxes payable	5,307	(17,054)
Net Cash Provided by Operating Activities	2,319,167	725,186
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, furnishings and leasehold improvements	(326,942)	(344,353)
Patent costs paid	—	(6,000)
Capital expenditure grant proceeds	—	100,000
Purchase of marketable securities, net	(1,304,520)	(344,230)
Net Cash Used In Investing Activities	(1,631,462)	(594,583)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of stock options	68,775	—
Proceeds from note payable - bank	—	1,001,640
Repayment of long-term debt	—	(707,716)
Net Cash Provided By Financing Activities	68,775	293,924
NET INCREASE IN CASH AND CASH EQUIVALENTS	756,480	424,527
CASH AND CASH EQUIVALENTS:		
Beginning of year	4,084,078	3,659,551
End of year	$ 4,840,558	$ 4,084,078
Supplemental Cash Flow Disclosure:		
Interest Paid	$ —	$ 39,843
Income Taxes Paid	$ 373,928	$ 374,004

See accompanying notes to consolidated financial statements.

NOTE 1: BUSINESS DESCRIPTION

Sono-Tek Corporation (the "Company", "Sono-Tek", "We" or "Our") was incorporated in New York on March 21, 1975. We are the world leader in the design and manufacture of ultrasonic coating systems for applying precise, thin film coatings to add functional properties, protect or strengthen surfaces on parts and components for the microelectronics/electronics, alternative energy, medical, industrial and emerging research & development/other markets. We design and manufacture custom-engineered ultrasonic coating systems incorporating our patented technology, in combination with strong applications engineering knowledge, to assist our customers in achieving their desired coating solutions.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expense for fiscal 2022 and fiscal 2021 was $178,500 and $78,200, respectively.

Accounts Receivable, Net - In the normal course of business, the Company extends credit to customers. Accounts receivable, less the allowance for doubtful accounts, reflect the net realizable value of receivables and approximate fair value. The Company records a bad debt expense/allowance based on management's estimate of uncollectible accounts. All outstanding accounts receivable accounts are reviewed for collectability on an individual basis.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds, short term commercial paper and short-term certificates of deposit with original maturities of 90 days or less.

Consolidation - The accompanying consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Industrial Park, LLC ("SIP") in conformity with generally accepted accounting principles in the United States ("GAAP"). SIP operates as a real estate holding company for the Company's real estate operations. All intercompany accounts and transactions have been eliminated in consolidation.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock under the treasury stock method.

Equipment, Furnishings and Leasehold Improvements - Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Fair Value of Financial Instruments - The Company applies Accounting Standards Codification ("ASC") 820, Fair Value Measurement ("ASC 820"), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company's principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity's own assumptions based on market data and the entity's judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts of financial instruments reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The fair values of financial assets of the Company were determined using the following categories at February 28, 2022 and February 28, 2021, respectively:

	Level 1	Level 2	Level 3	Total
Marketable Securities – February 28, 2022	$ 5,716,338	$ 151,652	$ —	$ 5,867,990
Marketable Securities – February 28, 2021	$ 4,261,927	$ 301,543	$ —	$ 4,563,470

Marketable Securities include certificates of deposit and US Treasury securities, totaling $5,867,990 and $4,563,470 that are considered to be highly liquid and easily tradeable as of February 28, 2022 and February 28, 2021, respectively. US Treasury securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 and certificates of deposit are classified as Level 2 within the Company's fair value hierarchy. The Company's marketable securities are considered to be trading securities as defined under ASC 320 "Investments – Debt and Equity Securities."

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company uses a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of February 28, 2022 and February 28, 2021, there were no uncertain tax positions.

Intangible Assets - Include costs of patent applications which are deferred and charged to operations over seventeen years for domestic patents and twelve years for foreign patents, which is considered the useful life. The accumulated amortization of patents is $192,490 and $181,922 at February 28, 2022 and February 28, 2021, respectively. Annual amortization expense of such intangible assets is expected to be approximately $11,000 per year for the next five years.

Inventories - Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods. Management compares the cost of inventory with the net realizable value and, if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. On an ongoing basis, inventory is reviewed for potential write-down for estimated obsolescence or unmarketable inventory based upon forecasts for future demand and market conditions.

Land and Buildings - Land and buildings are stated at cost. Buildings are being depreciated by use of the straight-line method based on an estimated useful life of forty years.

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment losses were identified or recorded for the years ended February 28, 2022 and February 28, 2021 on the Company's long-lived assets.

Management Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements - In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes." The guidance issued in this update simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. ASU 2019-12 also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The ASU became effective for the Company on March 1, 2021 and did not have a significant impact on the Company's consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 - Financial Instruments-Credit Losses-Measurement of Credit Losses on Financial Instruments. Codification Improvements to Topic 326, Financial Instruments – Credit Losses, have been released in November 2018 (2018-19), November 2019 (2019-10 and 2019-11) and a January 2020 Update (2020-02) that provided additional guidance on this Topic. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For SEC filers meeting certain criteria, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For SEC filers that meet the criteria of a smaller reporting company (including this Company) and

for non-SEC registrant public companies and other organizations, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently in the process of its analysis of the impact of this guidance on its consolidated financial statements and does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial statements.

Other than Accounting Standards Update ("ASU") 2019-12 and ASU 2016-13 discussed above, all new accounting pronouncements issued but not yet effective have been deemed to be not applicable to the Company. Hence, the adoption of these new accounting pronouncements, once effective, is not expected to have an impact on the Company.

Product Warranty - Expected future product warranty expense is recorded when the product is sold.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred.

Revenue Recognition - The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

Shipping and Handling Costs - Shipping and handling costs are included in cost of sales in the accompanying consolidated statements of operations.

Stock-Based Compensation - The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate; volatility; and expected lives of the awards. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

ASC 718 requires the recognition of the fair value of stock compensation expense to be recognized over the vesting term of such award. The Company accounts for forfeitures as they occur.

Uncertainties - Since early 2020, when the World Health Organization established the transmissible and pathogenic coronavirus a global pandemic, there have been business slowdowns. The outbreak of such a communicable disease has resulted in a widespread health crisis which has adversely affected general commercial activity and the economies and financial markets of many countries, including the United States. As the outbreak of the disease has continued through fiscal 2022, the measures taken by the governments of impacted countries have slightly impacted the Company's business, financial condition, and results of operations. The pandemic had a slightly adverse impact on sales and the demand for products in fiscal 2021.

NOTE 3: REVENUE RECOGNITION

A majority of the Company's sales revenue is derived primarily from short term contracts with customers, which, on average, are in effect for less than twelve months. Sales revenue from manufactured equipment transferred at a single point in time accounts for a majority of the Company's revenue.

Sales revenue is recognized when control of the Company's manufactured equipment is transferred to its customers in an amount that reflects the consideration the Company expects to receive based upon the agreed transaction price. The Company's performance obligations are satisfied when its customers take control of the purchased equipment, which is based on the contract terms. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances. Discounts and allowances are determined when a sale is negotiated. The Company does not grant its customers or independent representatives the ability to return equipment nor does it grant price adjustments after a sale is complete.

The Company does not capitalize any sales commission costs related to the acquisition of a contract. All commissions related to a performance obligation that are satisfied at a point in time are expensed when the customer takes control of the purchased equipment.

The Company applies the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one-year or less.

At February 28, 2022, the Company had received $1,168,000 in cash deposits, and had issued a Letter of Credit in the amount of $5,000 to secure these cash deposits. At February 28, 2022, the Company was utilizing $5,000 of its available credit line to collateralize these letters of credit.

At February 28, 2021, the Company had received $1,167,000 in cash deposits, and had issued Letters of Credit in the amount of $849,000 to secure these cash deposits. At February 28, 2021, the Company was utilizing $849,000 of its available credit line to collateralize these letters of credit.

The Company's sales revenue, by product line is as follows:

	Twelve Months Ended			
	February 28, 2022	% of total	February 28, 2021	% of total
Fluxing Systems	$ 691,000	4%	$ 798,000	5%
Integrated Coating Systems	1,182,000	7%	4,219,000	28%
Multi-Axis Coating Systems	9,912,000	58%	5,614,000	38%
OEM Systems	2,381,000	14%	1,582,000	11%
Other	2,967,000	17%	2,620,000	18%
TOTAL	$17,133,000		$14,833,000	

NOTE 4: STOCK-BASED COMPENSATION

Stock Options - Under the 2013 Stock Incentive Plan, as amended (the "2013 Plan"), options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 2,500,000 shares of the Company's common stock. Under the 2013 Plan options expire ten years after the date of grant. As of February 28, 2022, there were 243,710 options outstanding under the 2013 plan.

Under the 2003 Stock Incentive Plan, as amended (the "2003 Plan"), until May 2013, options were available to be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 1,500,000 of the Company's common shares. As of February 28, 2022, there were 10,000 options outstanding under the 2003 Plan, under which no additional options may be granted.

Under the 2013 Stock Incentive Plan, option prices must be at least 100% of the fair market value of the common stock at time of grant. For qualified employees, except under certain circumstances specified in the plan or unless otherwise specified at the discretion of the Board of Directors, no option may be exercised prior to one year after date of grant, with the balance becoming exercisable in cumulative installments over a three-year period during the term of the option, and terminating at a stipulated period of time after an employee's termination of employment.

During fiscal 2022, the Company granted options to acquire 138,085 shares to employees exercisable at prices ranging from $3.19 to $6.26 and options to acquire 30,250 shares to the non-employee members of the board of directors with an exercise price of $3.19. The options granted to employees and directors vest over three years and expire in ten years. The options granted by the Company during fiscal 2022 had a combined weighted average grant date fair value of $2.76 per share.

During fiscal 2021, the Company granted options to acquire 60,500 shares to employees exercisable at prices ranging from $3.70 to $4.45 and options to acquire 20,000 shares to the non-employee members of the board of directors with an exercise price of $3.70. The options granted to employees and directors vest over three years and expire in ten years. The options granted by the Company during fiscal 2021 had a combined weighted average grant date fair value of $2.20 per share.

A summary of the activity of both plans for fiscal 2022 and fiscal 2021 is as follows:

	Stock Options		Weighted Average Exercise Price $		Weighted Average Remaining Term - Years
	Outstanding	Exercisable	Outstanding	Exercisable	
Balance - February 29, 2020	591,667	339,250	$ 1.77	$ 2.03	7.59
Granted	80,500		4.05		
Exercised	(161,208)		(1.05)		
Cancelled	(2,500)		(2.55)		
Balance - February 28, 2021	508,459	333,500	$ 2.35	$ 2.17	6.99
Granted	168,335		$ 5.10		
Exercised	(403,334)		(2.12)		
Cancelled	(19,750)		(3.27)		
Balance - February 28, 2022	253,710	61,690	$ 4.46	$ 3.53	8.94

The aggregate intrinsic value of the Company's vested and exercisable options at February 28, 2022 was $115,780.

For the years ended February 28, 2022 and 2021, the Company recognized $179,283 and $47,633 in stock based compensation expense, respectively. Such amounts are included in general and administrative expenses on the consolidated statements of income. Total compensation expense related to non-vested options not yet recognized as of February 28, 2022 was $456,000 and will be recognized over the next three years based on vesting date. The amount of future stock option compensation expense could be affected by any future option grants or by any forfeitures. During the year ended February 28, 2022, the Company had net settlement exercises of stock options, whereby, the optionee did not pay cash for the options but instead received the number of shares equal to the difference between the exercise price and the market price on the date of exercise. Net settlement exercises during the year ended February 28, 2022 resulted in 249,019 shares of common stock issued.

Determining the appropriate fair value of the stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and the expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

The expected term of the options is estimated based on the Company's historical exercise rate. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses its expected volatility of the price of the Company's common stock based on historical activity. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The weighted-average fair value of options has been estimated on the date of grant using the Black-Scholes options-pricing model. The weighted-average Black-Scholes assumptions are as follows:

	Fiscal Year Ended	
	February 28, 2022	February 28, 2021
Expected life	5 - 8 years	5 - 8 years
Risk free interest rate	0.78% - 2.0%	0.46 – 0.78%
Expected volatility	50.73% - 57.13%	48.88% - 58.63%
Expected dividend yield	0%	0%

NOTE 5: INVENTORIES

Inventories consist of the following:

	February 28, 2022	February 28, 2021
Raw materials and subassemblies	$ 1,439,465	$ 1,081,591
Finished goods	918,318	786,785
Work in process	343,120	1,027,010
Total	2,700,903	2,895,386
Less: Allowance	(327,661)	(284,280)
Net inventories	$ 2,373,242	$ 2,611,106

NOTE 6: BUILDINGS, EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Equipment, furnishings and leasehold improvements consist of the following:

	February 28, 2022	February 28, 2021
Buildings	$ 2,250,000	$ 2,250,000
Laboratory equipment	1,421,845	1,399,826
Machinery and equipment	1,729,587	1,548,415
Leasehold improvements	715,999	642,671
Tradeshow and demonstration equipment	1,137,346	1,137,346
Furniture and fixtures	1,206,918	1,156,495
Totals	8,461,695	8,134,753
Less: Accumulated depreciation	(5,900,511)	(5,484,428)
	$ 2,561,184	$ 2,650,325

Depreciation expense for the years ended February 28, 2022 and February 28, 2021 was $416,083 and $427,650, respectively.

NOTE 7: ACCRUED EXPENSES

Accrued expenses consist of the following:

	February 28, 2022	February 28, 2021
Accrued compensation	$ 449,673	$ 568,213
Estimated warranty costs	622,775	565,700
Accrued commissions	195,540	127,342
Professional fees	104,850	100,559
Other accrued expenses	431,190	389,102
	$ 1,804,028	$ 1,750,916

NOTE 8: REVOLVING LINE OF CREDIT

The Company has a $1,500,000 revolving line of credit at prime which was 3.25% at February 28, 2022 and February 28, 2021. The revolving credit line is collateralized by the Company's accounts receivable and inventory. The revolving credit line is payable on demand and must be retired for a 30-day period, once annually. If the Company fails to perform the 30-day annual pay down or if the bank elects to terminate the credit line, the bank may, at its option, convert the outstanding balance to a 36-month term note with payments including interest in 36 equal installments.

As of February 28, 2022, $5,000 of the Company's credit line was being utilized to collateralize a Letter of Credit issued to a customer that has remitted cash deposits to the Company on existing orders. The Letter of Credit expires in 2023. As of February 28, 2022, there were no outstanding borrowings under the line of credit and the unused portion of the credit line was $1,495,000.

As of February 28, 2021, $849,000 of the Company's credit line was being utilized to collateralize letters of credit issued to customers that have remitted cash deposits to the Company on existing orders. The letters of credit expire at various times in the fiscal year ending February 28, 2022. As of February 28, 2021, there were no outstanding borrowings under the line of credit and the unused portion of the credit line was $651,000 as of February 28, 2021.

NOTE 9: LONG-TERM DEBT

In fiscal year 2021, the Company obtained a loan under the Paycheck Protection Program ("PPP") for $1,001,640. In April 2022, the Company received notice from the SBA that the loan was forgiven in full and recorded a gain on forgiveness of $1,005,372, which is recorded on the consolidated statements of income.

NOTE 10: INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate of 21% to pre-tax income as follows:

	February 28, 2022	February 28, 2021
Expected federal income tax	$ 609,883	$ 283,052
State tax, net of federal	37,894	27,102
Research and development tax credits	(101,573)	(105,320)
Permanent differences	(179,320)	12,719
Other	(5,253)	9,672
Income tax expense	$ 361,631	$ 227,225

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and projections for future taxable income over periods in which the deferred tax assets are deductible. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Management does not believe that there are significant uncertain tax positions in 2022. There are no interest and penalties related to uncertain tax positions in 2022. As of February 28, 2022, open years related to the federal and state jurisdictions are 2020, 2019 and 2018.

The deferred tax asset and liability are comprised of the following:

	February 28, 2022	February 28, 2021
Deferred tax asset		
Allowance for inventory	$ 69,000	$ 66,000
Allowance for accounts receivable	12,000	13,000
Accrued expenses and other	160,000	181,000
Deferred tax asset – Long Term	$ 241,000	$ 260,000
Deferred tax liability		
Building and leasehold depreciation	(169,000)	(206,000)
Deferred tax liability – Long Term	$(169,000)	$ (206,000)

NOTE 11: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	February 28, 2022	February 28, 2021
Numerator for basic and diluted earnings per share	$ 2,542,573	$ 1,120,642
Denominator for basic earnings per share - weighted average	15,586,404	15,428,411
Effects of dilutive securities:		
Stock options for employees, directors and outside consultants	37,081	243,842
Denominator for diluted earnings per share	15,623,485	15,672,253
Basic Earnings Per Share – Weighted Average	$ 0.16	$ 0.07
Diluted Earnings Per Share – Weighted Average	$ 0.16	$ 0.07

NOTE 12: CUSTOMER CONCENTRATIONS AND FOREIGN SALES

Export sales to customers located outside the United States and Canada were approximately as follows:

	February 28, 2022	February 28, 2021
Asia Pacific (APAC)	5,301,000	4,171,000
Europe, Middle East, Asia (EMEA)	5,255,000	4,287,000
Latin America	1,097,000	1,220,000
	$ 11,653,000	$ 9,678,000

During fiscal 2022 and fiscal 2021, sales to foreign customers accounted for approximately $11,653,000 and $9,678,000, or 68% and 65% respectively, of total revenues.

The Company had two customers which accounted for 24% of sales during fiscal 2022. Three customers accounted for 41% of the outstanding accounts receivables at February 28, 2022.

The Company had three customers which accounted for 28% of sales during fiscal 2021. Two customers accounted for 64% of the outstanding accounts receivables at February 28, 2021.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Other than the letter of credit discussed in Notes 3 and 8, the Company did not have any material commitments or contingencies as of February 28, 2022.



Tomorrow's Technology, Today

In the alternative energy sector, Sono-Tek provides inert glovebox systems for the production of perovskite solar cells or other technologies that require low oxygen/nitrogen atmosphere. These specialized systems integrate all aspects of the spray process for a full coating solution.




SONO•TEK
OP3
SONO•TEK
www.sono-tek.com
DANGER
120 VOLTS
WARNING

Shareholder Information

Corporate Headquarters
Sono-Tek Corporation
Sono-Tek Industrial Park
2012 Route 9W
Milton, NY 12547 USA
845-795-2020
www.sono-tek.com

2022 Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00AM ET on August 18, 2022 at Sono-Tek Corporation headquarters.

Investor Relations
Investors, stockbrokers, security analysts and others seeking information should contact:

Stephen J. Bagley, CPA
Chief Financial Officer
Sono-Tek Corporation
info@sono-tek.com

Stephanie Prince
PCG Advisory, Inc.
sprince@pcgadvisory.com

Transfer Agent
For services such as reporting a change of address, replacement of lost stock certificates and changes in registered ownership, or for inquiries about your account, contact:

American Stock Transfer Company
6201 15th Ave.
Brooklyn, NY 11219
www.amstock.com

Corporate Counsel
David M. Henkoff, Esq
Eilenberg & Krause LLP
11 East 44th Street
New York, NY 10017
www.eeklaw.com

Independent Accountants
Friedman LLP
100 Eagle Rock Avenue, Suite 200
East Hannover, NJ 07936

Executive Leadership

Dr. Christopher L. Coccio
Chairman of the Board and Chief Executive Officer

R. Stephen Harshbarger
President and Chief Operating Officer

Stephen J. Bagley, CPA
Chief Financial Officer

Robb Engle
Executive Vice President, Engineering

Bennett Bruntil
Vice President, Sales and Marketing

Chris Cichetti
Vice President, Applications Engineering

Board of Directors

Dr. Christopher L. Coccio
Chairman of the Board and Chief Executive Officer

R. Stephen Harshbarger
President and Chief Operating Officer

Dr. Joseph Riemer [2, 3*]
Consultant, Retired President and Vice President, Food Business Development, Sono-Tek Corporation

Philip Strasburg, CPA [1*, 2]
Former Partner, Anchin Block and Anchin, LLP

Carol O'Donnell [1, 3]
Chief Executive Officer of Protege Partners, LLC

Dr. Donald Mowbray [2*]
Independent Science Consultant; Retired Director, Mechanical Engineering Laboratory, GE R&D Center

Eric Haskell, CPA [1]
Retired, Executive Vice President and Chief Financial Officer, SunCom Wireless Holdings, Inc.

1 Audit Committee
2 Compensation Committee
3 Nominations Committee
** Committee Chairman*

NASDAQ: SOTK



SONO•TEK Corporation

2012 Route 9W
Milton, NY 12547
845.795.2020
info@sono-tek.com
www.sono-tek.com